

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via Email
Juan Pedro Santa Maria
General Counsel
c/o Robert Moreno Heimlich
Banco Santander-Chile
Bandera 140, 19th Floor
Santiago, Chile

Re: **Banco Santander-Chile**
     Form 20-F for Fiscal Year Ended December 31, 2011
     Filed April 30, 2012
     Response filed March 13, 2013
     File No. 001-14554

Dear Mr. Santa Maria:

We have reviewed your supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 42

B. Other Critical Accounting Policies, page 44

Allowance for loan losses, page 44

1.   We note your response to prior comment 6 that for certain of your individually and collectively assessed loans you utilize collateral value as the main driver of your determination of loss. Please tell us and revise your future filings to disclose how often you obtain updated appraisals for these loans and discuss any adjustments you make

between appraisals to account for changes in fair value. If this policy varies by loan type, provide disclosure for each major loan category.

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009, page 49

Provision for loan losses, page 64

2.   Please refer to prior comment 8. The amount of direct write-offs during 2011 of Ch$98 million appear significant compared to your total provision expense of Ch$254 million and your balance of allowance for loan losses of Ch$488 million. Tell us, and disclose in future filings, the following:

- The amount of loans that had direct write-offs to income for each reported period.

- Explain in detail why these loans had direct write-offs instead of a previously established allowance to cover the full loss amount. Also, explain in detail how you are timely capturing losses inherent in your loan portfolio at each balance sheet date considering that historical trends have shown that you have consistently recorded significant provisions in excess of reserved amounts at the time of charge-off.

F. Selected Statistical Information, page 85

Loan Portfolio, page 94

Analysis of Impaired and Non-Performing Loans, page 110

3.   Please refer to prior comment 13. Considering the significance of modified loans compared to renegotiated loans, tell us and revise your future filings to provide the following additional information:

- Clarify if these balances relate to loans modified during the year or represent the balance of all loans modified at the balance sheet date regardless of the period of modification.

- Disclose whether you ever remove a "modified" status from loans that were performing at the time of modification and if so, describe the facts and circumstances you consider when concluding it is appropriate to do so.

- Disclose if you consider a modified loan to be renegotiated for the life of the loan for purposes of determining the appropriate allowance. If not, disclose whether you include these loans in your general loan pools or whether you evaluate these loans in a separate loan pool for the life of the loan. If you include these loans in

the general loan pool, tell us how you considered paragraphs AG87 and AG89 of
IAS 39 when concluding that was appropriate.

Consolidated Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-10

t) Non-current assets held for sale, page F-28

Assets received or awarded in lieu of payment, page F-28

4.   Please refer to prior comment 22. Tell us why you record any shortage between the loan
        balance and collateral value as "other expense" and not as a provision for loan losses. In
        this regard, it would appear that accepting a property in satisfaction of a loan that has a
        fair value below the balance of the loan should be considered a loan loss. Quantify the
        amount of expense you have recorded in other expense related to this type of transaction
        for each reported period and tell us how you have considered these charge-offs in your
        determination of the appropriate level of allowance for loan losses.

        Please contact Lindsay McCord at (202) 551-3417 or Rebekah Lindsey at (202) 551-3303
with any questions.

                                                Sincerely,

                                                /s/ Hugh West for

                                                Suzanne Hayes
                                                Assistant Director